  Exhibit 99.1

Hudson Group Reports Preliminary Fourth Quarter and Full Year 2018
Organic Growth in Line with Expectations

East Rutherford, NJ – January 14, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group” or “Company”), a leader in North American travel retail, today commented on its preliminary fourth quarter and full year 2018 net sales ahead of its participation at the 2019 ICR Conference.

Preliminary full year 2018 organic net sales results are in line with the Company’s expectations and long-term growth targets.

For the fourth quarter and full year 2018, the Company expects to report that:

●
Fourth quarter net sales increased $19.8 million or 4.5% to $459.8 million from the year-ago period; full year net sales increased $121.2 million or 6.9% to $1,882.0 million compared to the prior year;
●
Fourth quarter organic net sales growth, which is a combination of like-for-like net sales growth and net new business and expansions, was 4.6%, compared to 9.4% in the year-ago period; full year organic net sales growth was 7.1%, compared to 8.8% in 2017;
●
Fourth quarter like-for-like growth was 1.7% (2.5% in constant currency), compared to 5.6% (4.5% in constant currency) in the year-ago period. Full year like-for-like growth was 3.7% (3.7% in constant currency), compared to 4.8% (4.4% in constant currency) in 2017;
●
Fourth quarter like-for-like growth was impacted by a 0.8% currency headwind versus a 1.1% currency tailwind in the prior year period.

The Company plans to report results for the fourth quarter and year ending December 31, 2018, on March 14, 2019.

The fourth quarter and full year data presented above is based on preliminary estimates and has not been audited. As such, it may be subject to change once our financial statements for 2018 are finalized. Moreover, our expectation for fourth quarter and full year 2018 net sales should not be taken as an indication of our expectation for fourth quarter or full year 2018 results of operations more generally.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 87 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com.

Non-IFRS and Other Measures:
Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of The Nuance Group AG (“Nuance”) and 46 stores acquired in the 2015 acquisition of World Duty Free S.p.A. (“World Duty Free Group”) that management expected, at the time of the applicable acquisition, to wind down. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2017 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

2